Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

MOGULREIT II, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 30, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions;
●	Update our management; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. As of August 31, 2021, we had raised total aggregate gross offering proceeds of approximately $36,643,000 and had issued approximately 3,639,000 shares of common stock in the Offerings, purchased by approximately 2,550 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Distributions

On June 30, 2021, our board of directors authorized a daily cash distribution of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning July 1, 2021 and ending on July 31, 2021 (of $0.0013130137 per share from July 1, 2021 to July 27, 2021, and of $0.0013191781 per share from July 28, 2021 to July 31, 2021), and $0.0013191781 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning August 1, 2021 and ending on August 31, 2021 and beginning September 1, 2021 and ending on September 30, 2021 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before October 15, 2021.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.65 share net asset value (the then-current purchase price for the period from July 1, 2021 to July 27, 2021) and calculated for the Distribution Period beginning July 1, 2021 and ending on July 31, 2021, and approximately 4.50% on an annualized basis assuming $10.70 per share net asset value (the current purchase price effective July 28, 2021), calculated for the Distribution Periods beginning August 1, 2021 and ending on August 31, 2021 and beginning September 1, 2021 and ending on September 30, 2021. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Management

The following information supersedes and replaces the table of our executive officers and directors in the section of the Offering Circular captioned “Management – Executive Officers and Directors”:

Name	Age*	Position
Jilliene Helman	34	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Director
Saher Hamideh	43	Vice President, Legal and Secretary
Flynann Janisse	52	Independent Director
Louis S. Weeks III	68	Independent Director

*As of April 25, 2021.

The following information supersedes and replaces the first sentence of the first paragraph of the section of the Offering Circular Captioned “Management – Executive Officers and Directors”:

Jilliene Helman has served as our Chief Executive Officer, Chief Financial Officer, President, and Treasurer since January 2017 and as our Secretary from January 2017 until September 2021.

The following information supplements, and should be read in connection with, the section of the Offering Circular Captioned “Management – Executive Officers and Directors”:

Saher Hamideh has served as our Vice President, Legal and Secretary since September 2021. Ms. Hamideh has served as the Chief Compliance Officer and Secretary of our Manager since March 2021. Ms. Hamideh has also served as Vice President, Legal of Realty Mogul, Co. since March 2021. Ms. Hamideh is responsible for managing all legal and regulatory matters for Realty Mogul, Co. and its wholly-owned subsidiaries, including our Manager. From 2015 to 2021, Ms. Hamideh served as the Senior Compliance Officer at Bel Air Investment Advisors LLC, and its affiliated broker-dealer, Bel Air Securities LLC (collectively, “Bel Air”), where she oversaw all legal and compliance functions for Bel Air as it grew from approximately $4 billion to $9 billion in assets under management. From 2012 to 2015, Ms. Hamideh served as Senior Corporate Counsel at American Realty Advisors, an SEC-registered real estate investment management firm serving institutional clients, where she managed all legal and compliance matters relating to commingled funds and separate property accounts. From 2007 to 2011, Ms. Hamideh served as Corporate Counsel for AIG SunAmerica, Inc. where she prepared all regulatory filings, negotiated all investment management-related and corporate agreements and managed compliance with internal policies and procedures. Ms. Hamideh began her career as an associate in the Investment Management Department of Sullivan and Worcester, LLP in Washington, D.C. Ms. Hamideh earned her Juris Doctor from Loyola Law School, Los Angeles, and her Bachelor of Arts in Economics and Philosophy from Emory University.

The following information supersedes and replaces the second paragraph of the section of the Offering Circular Captioned “Management – Executive Officers of Our Manager”:

Biographical information for Ms. Helman and Ms. Hamideh is provided above under the caption “– Executive Officers and Directors.”

The fourth paragraph of the section of the Offering Circular Captioned “Management – Executive Officers of Our Manager” is hereby deleted in its entirety.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Potential Investments

Sherwood Oaks – Riverview, Florida

There is a reasonable probability that we may acquire an approximately $4,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Sherwood Oaks, a 199-unit, Class B apartment community (the “Property”) in Riverview, Florida, which city is located in the Tampa Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 1984, the Property consists of 199 residential units, each with a mix of studios, one-bedroom and two-bedroom floor plans. The Property is 96% occupancy as of August 2021. The business plan for the Property is to operate the Property professionally to maintain high occupancy while moving the rents to market. There will also be capital improvements made at the Property to enhance the amenities, including upgrading the clubhouse, upgrading the grilling area, replacing HVAC units, repairing the parking lot asphalt, upgrading the pool area, improving the dog park, making landscaping improvements and enhancing site lighting by up-lighting and wrapping oak trees in mini LED lights.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.